1875 K Street, NW

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

VIA EDGAR

June 30, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Inc.

File Nos. 033-97598 and 811-09102

Post-Effective Amendment No. 132

Ladies and Gentlemen:

On behalf of the iShares Inc. (the “Company”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 132 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Company (the “Fund”):

iShares Emerging Markets Local Currency Bond Fund

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

(a) iShares Emerging Markets Local Currency Bond Fund

The iShares Emerging Markets Local Currency Bond Fund (the “Fund”) seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital Emerging Markets Broad Local Currency Bond Index (the “Underlying Index”).

The Underlying Index measures the performance of the sovereign, local currency bond markets of emerging market countries. As of May 31, 2011, there were 273 issues in the Underlying Index.

Eligible countries must have a sovereign rating of A1/A+ or lower using the middle foreign currency long-term debt rating of Moody’s® Investors Service, Inc. (“Moody’s”), Standard & Poor’s® (a division of The McGraw-Hill Companies, Inc.) (“S&P”) or Fitch, Inc. (“Fitch”) or be

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

classified by the World Bank as a Low, Low/Middle or Upper/Middle Income country. Countries that are part of the euro area are excluded from the Underlying Index regardless of their rating or World Bank classification. Eligible countries must also have at least the local currency equivalent of US $5 billion face amount outstanding as of July 1 of the preceding year of total local currency treasury debt with maturities greater than one year.

Securities included in the Underlying Index must have the local currency equivalent of US $1 billion face amount outstanding and meet pricing and maturity requirements. Treasury bills and strips, floating-rate issues, inflation-linked bonds, dual currency bonds and private placements are excluded from the Underlying Index.

As of May 31, 2011, the Underlying Index included securities of issuers in Brazil, Chile, Colombia, the Czech Republic, Egypt, Hungary, Indonesia, Israel, Malaysia, Mexico, Peru, the Philippines, Poland, Russia, South Africa, South Korea, Thailand and Turkey.

The Fund generally will invest at least 90% of its assets in the securities of the Underlying Index or in depositary receipts representing securities of the Underlying Index. The Fund may invest the remainder of its assets in securities not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index. The Fund may invest its other assets in futures contracts, options on futures contracts, options, and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of the collateral received).

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 124 filed pursuant to Rule 485(a)(2) relating to iShares MSCI All Country World Minimum Volatility Index Fund.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 124, filed pursuant to Rule 485(a) on February 17, 2011, relating to the iShares MSCI All Country World Minimum Volatility Index Fund. The disclosures applicable to the Fund and the Company included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Introduction,” “Portfolio Holdings Information,” “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Additional Information Concerning the Company - Termination of the Company or the Fund,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information.”

*     *     *     *     *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

cc:	Andrew Josef, Esq.
Katherine Drury
Michael Gung
Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).